UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On May 27, 2002, a Supplementary Bidder's Statement was lodged with the Australian Securities & Investments Commission. Annexes to the Supplementary Bidder's Statement include a press release of Placer Dome, dated May 27, 2002, and an Analyst Presentation by Placer Dome.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

May 28, 2002

FIRST SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary Statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission ("**ASIC**") on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the shares ("**Shares**") Aurion Gold Limited (ABN 60 008 560 978) ("**Aurion**").

This Statement is to be read together with the Original Statement. Unless the context requires otherwise, defined terms in the Original Statement have the same meaning in this Statement.

On 27 May 2002, the Bidder publicly announced the making of the Offers. The copy of the press announcement is attached as Annexure 1 to the supplementary Statement.

On 27 May 2002, the Bidder and Placer Dome Inc. conducted an analysts' briefing in connection with the making of the Offers. That briefing was held by teleconference which was web cast through Placer Dome's website at www.placerdome.com. A copy of the slides used for purposes of the analysis presentation is attached as Annexure 2 to this supplementary Statement.

Dated: 27 May 2002

This supplementary Statement has been approved by a unanimous resolution of the directors of Placer Dome Asia Pacific Limited.

Peter William Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission ("**ASIC**") on 27 May 2002. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement.

ANNEXURE 1 - Press Announcement


goldstory
PDG

PLACER DOME PROPOSES TO ACQUIRE AURIONGOLD FOR A$4.51 PER AURIONGOLD SHARE IN ALL STOCK TRANSACTION

Strategic Acquisition of One of Australia's Leading Gold Producers Will Add 1 Million Ounces of Annual Production and Unique Exploration Portfolio in Australia's Gold-Rich Kalgoorlie Region

Transaction Will Consolidate Existing JV Interests in Granny Smith and Porgera Mines

Vancouver May 26, 2002, Sydney, May 27, 2002 – Placer Dome (TSX: PDG, NYSE: PDG, ASX: PDG) announced today a proposal to acquire all of the outstanding shares of AurionGold Limited ("AurionGold") (ASX: AOR), one of Australia's leading gold producers and joint venture partner with certain of Placer Dome's Australian subsidiaries in two key existing gold mining operations.

The Offer

Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome, will offer AurionGold shareholders 17.5 Placer Dome shares per 100 AurionGold shares ("the Offer"). Based on the closing price of Placer Dome shares on the New York Stock Exchange ("NYSE") on 24 May 2002, the Offer implies a price of A$4.51 per AurionGold share. The Offer represents a premium of 30% to AurionGold's closing share price on the Australian Stock Exchange ("ASX") on 24 May 2002, the last trading day prior to announcement of Placer Dome's Offer. The Offer also represents a premium of 29% to AurionGold's one month weighted average share price on ASX to 24 May 2002. Placer Dome's Offer implies a value of approximately A$2.0 billion for AurionGold.

Pre-acceptance agreement

Harmony Gold Mining Company Limited ("Harmony") has endorsed the terms of the Offer by entering into a pre-acceptance agreement with Placer Dome whereby Harmony has agreed to accept Placer Dome's Offer for all of its 9.8% interest in AurionGold (subject to certain conditions). A copy of a press release by Harmony is included as Attachment A.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

A Leading Global Gold Company

The merged group will be one of the leading global gold companies on various measures with a world-class diversified portfolio of high quality, long life, and low cost operations. The merged group will have:

- Interests in 17 operating mines on 4 continents, and significant land positions in world class gold mining regions within Western Australia (including the Kalgoorlie and Laverton regions), Nevada, Ontario and Witwatersrand;
- Production of 3.8 million ounces (pro forma based on year end 31 December 2001), making Placer Dome the 5th largest producer globally. Production of over 1.2 million ounces per annum (pro forma based on year end 31 December 2001) in Australia making Placer Dome the 2nd largest producer in the country;
- Cash costs of US$175 per ounce (pro forma based on year end 31 December 2001) making Placer Dome one of the lowest cost gold producers globally;
- A diversified portfolio with global coverage; and
- Contained gold mineral reserves and mineral resources base of the merged group (as of December 31, 2001) would comprise:

(Contained millions of ounces)	**Proven and Probable Mineral Reserves**	**Measured and Indicated Mineral Resources (inclusive of reserves)***	**Inferred Mineral Resources**
Placer Dome	44.5	127.6	20.6
AurionGold	6.1	16.2	5.7
Total	**50.6**	**143.8**	**26.3**

****Note:*** *In order to compare AurionGold's and Placer Dome's measured and indicated mineral resources, Placer Dome's mineral reserves have been added to their measured and indicated mineral resources in order to be consistent with AurionGold's disclosure which includes proved and probable ore reserves within measured and indicated mineral resources. Please refer to Attachment C which contains an important note to interpretation of mineral reserve and mineral resource information due to the differences in the way in which each of AurionGold's and Placer Dome's mineral reserves and mineral resources are reported.*

Reasons to ACCEPT

The Placer Dome Board of Directors, which has unanimously approved the transaction, believes that the Offer is a compelling opportunity for AurionGold shareholders given:

- The **attractive premium** to AurionGold's pre-announcement share price which the implied value represents;
- The **endorsement of the Offer terms by Harmony**, one of AurionGold's major shareholders;
- The **strong strategic rationale for the acquisition** of AurionGold by Placer Dome, with the companies already joint venture partners at two of AurionGold's major assets, operated by Placer Dome. AurionGold shareholders also have the opportunity to share in the resulting synergies which Placer Dome expects to realise over time of at least US$25 million in annual post tax synergies resulting from the combination of Placer Dome's and AurionGold's business activities; and
- AurionGold's shareholders will **participate in a larger, more liquid company** better placed to compete in the global gold industry.

Jay Taylor, President and Chief Executive Officer of Placer Dome, said: "Placer Dome's acquisition of AurionGold is a compelling strategic transaction offering significant value and upside to the shareholders of both companies. Our Offer provides a substantial premium to AurionGold shareholders in Placer Dome's highly liquid and widely held stock and ownership in one of the world's largest and most successful gold companies with a large resource and reserve base and one of the lowest cost structures in the industry. AurionGold's shareholders will benefit from Placer Dome's operational expertise and share in the exciting upside of the merged group."

Jay Taylor added, "The acquisition of AurionGold is consistent with Placer Dome's operationally focused strategy of owning and efficiently managing world class gold assets, and simplifies and streamlines our ownership of existing assets in the region. AurionGold's asset base and exploration projects in the gold-rich Eastern Goldfields region fit well within Placer Dome's global gold mining portfolio. We believe that the enlarged Placer Dome will realise significant synergies in the areas of operation, administration, exploration and financing and will benefit from consolidation of our existing interests in the Granny Smith and Porgera mining projects."

"Placer Dome has a long and successful history of operating in the Australian mining industry and has been a significant explorer and producer in this region for 70 years. The addition of the AurionGold assets – which we know well – increases our presence and commitment to the region. The acquisition will provide AurionGold shareholders with the opportunity to participate in a leading global gold group while at the same time maintaining their interest in a number of key Australian gold operations," said Jay Taylor.

Offer conditions

The Offer will be subject to conditions, including Placer Dome Asia Pacific Limited acquiring at least 50.1% of the outstanding AurionGold shares and the Offer receiving Australian Foreign Investment Review Board approval. The conditions are summarised in Attachment B. The Offer will not require compliance with the U.S. tender offer rules or registration requirements.

Offer timing

An offer document ("Bidder's Statement"), which outlines the Offer in detail, will be lodged with the Australian Securities and Investments Commission and served on AurionGold today. Placer Dome intends to dispatch the Bidder's Statement to AurionGold's shareholders in approximately two weeks time and the Offer will subsequently remain open for a minimum of a month.

About Placer Dome

Placer Dome is North America's third largest gold mining company by market capitalisation and is one of the largest gold miners in the world in terms of annual production. Placer Dome's share of gold production from its operations for 2001 was approximately 2.8 million ounces at a cash cost of US$177 per ounce.

Placer Dome is listed on the NYSE, Toronto Stock Exchange, ASX, Euronext Paris, Swiss Exchange and International Depository Receipts representing its common shares are listed on the Euronext Brussels. As at 24 May 2002, Placer Dome had 330 million shares on issue and a closing price of US$14.27 per share on the NYSE at that date gave the company a market capitalisation of US$4.7 billion.

As at 31 December 2001, Placer Dome had total assets of approximately US$2.7 billion and cashflow from operations for 2001 of approximately US$364 million.

Placer Dome management believes this transaction will be accretive for Placer Dome on a net asset value per share and cashflow per share basis.

About AurionGold

AurionGold is a public company listed on the ASX incorporating the operations of Delta Gold Limited and Goldfields Limited following their 2001 merger. AurionGold is one of Australia's leading gold producers with major operations in Australia and Papua New Guinea. Based on the pro forma consolidated information for Delta Gold Limited and Goldfields Limited contained in the merger documentation, AurionGold's annual gold production for the year ending 31 December 2001 was approximately one million ounces.

AurionGold's three major operating assets are its 100% owned Kanowna Belle gold mine in Western Australia, its 40% interest in the Granny Smith gold mine in Western Australia and its 25% interest in the Porgera gold mine in Papua New Guinea. Placer Dome holds a 60% interest in, and is operator of, the Granny Smith mine. Placer Dome holds a 50% interest in, and is operator of, the Porgera mine.

Investor Conference Calls

There will be an investor conference call on Monday, May 27th at 10:30 AM AEST (Sunday, May 26th at 8:30 PM EDT; 5:30 PM PDT) for the Australian market. Due to the Memorial Day Holiday in the United States, Placer Dome will be hosting an additional conference call on Tuesday, May 28th at 9:30 AM EDT time, 6:30 AM PDT (11:30 PM AEST).

To participate in the Australian conference call:

In Australia: 1 800 00 96 96
International (for USA, Canada, NZ, South Africa, Singapore, HK, Japan, South Korea, UK, excluding Irish Republic): 1 800 4200 0000
International (All other countries): + 61 3 9221 9755
Emergency help line: + 61 3 9221 9755

***To participate the North American conference call*:**

In North America: 1 888 694 4768
International: + 1 973 321 1030

Placer Dome's investor conference calls will be simultaneously webcast over the Internet through Placer Dome's website, www.placerdome.com. To listen to the webcast, please log on to the website prior to the scheduled call time to register and download any necessary audio software.

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome

Brenda Radies
(416) 363-4884

In Australia:
Richard Phillips
Macquarie Bank Limited
Division Director
(61 3) 9635 8360
(61 3) 9635 8333 (fax)

In North America:
Chris Adams
Macquarie North America Limited
Division Director
(416) 594 5185
(416) 599 0020 (fax)

Brian C Healy
Morgan Stanley
Vice President
(212) 761 7018
(212) 761 0507 (fax)

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome

Brenda Radies
(416) 363 4884

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In North America:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(212) 687 8080

AURIONGOLD SHAREHOLDER INFORMATION LINE:

In Australia: 1 800 222 212
International: + 61 2 9353 2055

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any of the Placer Dome securities described herein, which offer or solicitation shall be made only pursuant to the Bidder's Statement and the accompanying Offer contained therein. The offer of Placer Dome securities described herein will be made within the United States pursuant to applicable exemptions from the registration requirements of the United States securities laws.

Placer Dome has applied to securities regulatory authorities in Canada for orders exempting this offer from certain of the disclosure and other take-over bid requirements of the applicable securities laws in Canada. Until these exemptive orders have been obtained, no acceptance of AurionGold shares from persons who at the Offer date have registered addresses in Canada as shown in AurionGold's register of members or who are in Canada will be made or solicited by or on behalf of Placer Dome.

"Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures.

Attachment A: Harmony press release

PRESS RELEASE

HARMONY

27 May 2002 – Harmony is pleased to announce that it has entered into a pre-acceptance agreement with Placer Dome whereby it has agreed to accept Placer Dome's offer for all of its interest in AurionGold (subject to certain conditions). Harmony holds 43,350,992 shares (a 9.8% interest) in AurionGold.

Bernard Swanepoel, Chief Executive of Harmony, said:

"Harmony has long been a supporter and active participant in the consolidation and rationalisation of the global gold industry. Placer Dome is by far the logical owner of AurionGold, hence this transaction represents another step towards achieving this goal. From Harmony's perspective, the terms of the offer are attractive and we look forward to becoming a Placer Dome shareholder."

Ends

For immediate release
Monday
27 May 2002
For further details contact:

Bernard Swanepoel on +27(0)83-303-9922
or
Ferdi Dippenaar on +27(0)82-807-3684
or
Ted Grobicki on +27(0)83-375-4345

Issued by Harmony Gold Mining Company Limited

Contact:

Corné Bobbert

Tel +27 11 684 0146

Mobile +27(0)83-380-6614

e-mail: cbobbert@harmony.co.za

Web Site:

www.harmony.co.za

Disclaimer

This presentation includes certain information that is based on management's reasonable expectations and assumptions. These "forward-looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically ad legally extract or produce. We use certain terms in this quarterly review, such as "resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, P.O. Box 2, Randfontein, 1760, South Africa, Attention: Mr. Ferdi Dippenaar. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

Attachment B: Conditions of the Offer

The Offer is subject to conditions including, the following:

- during the Offer Period, the Bidder becomes entitled to not less than 50.1% of all AurionGold Shares;
- the Treasurer of the Commonwealth of Australia does not object to the acquisition of AurionGold Shares contemplated by the Offer;
- no specified event occurs that will or is reasonably likely to have a material adverse effect on AurionGold and its subsidiaries;
- AurionGold does not dispose of or surrender any interest in any operating mines, mining tenements, material exploration licences or projects, deposits or processing plants located at or around the Porgera, Henty, Kundana, Kanowna Belle, Granny Smith and Paddington mines;
- issuance of Placer Dome Shares pursuant to the terms of the Offer has been approved by the TSX and that such shares have received listing approval from each of the TSX and the NYSE;
- the expiration or termination of the waiting periods with respect to any government or regulatory filings (including the U.S. Hart-Scott-Rodino Anti-Trust Improvements Act of 1976) and no action by governmental or regulatory authorities to restrain the Offer; and
- no prescribed occurrences, within the meaning of the Australian Corporations Act, occur during the Bid Period

As described above Placer Dome's Offer is conditional on Placer Dome acquiring at least 50.1% of AurionGold's Shares. Despite this condition, the clear objective of Placer Dome's Offer is to acquire 100% of AurionGold's Shares.

Attachment C

IMPORTANT NOTE TO INTERPRETATION OF MINERAL RESERVE AND MINERAL RESOURCE INFORMATION

Placer Dome's disclosure of mineral reserve and mineral resource information is governed by Canadian law. In particular, Placer Dome reports its mineral reserve and mineral resource information according to the disclosure standards set out in National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") which requires the use of Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions for certain terms and the TSX's "Disclosure Standards for Companies Engaged in Mineral Exploration, Development and Production" ("TSX Standards").

AurionGold's disclosure of ore reserve and mineral resource information is governed by Australian law. In particular, AurionGold's published tables of Summary Gold Resources and Summary Gold Reserves indicate that they are based on the reporting requirements of the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code").

CIM definitions of the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" (which are reproduced in notes 2 and 4 to the following tables) are substantially similar to the JORC Code corresponding definitions of the terms "ore reserve", "proved ore reserve", "probable ore reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource", respectively.

Under NI 43-101, an issuer must not add inferred mineral resources to the other categories of mineral resources in its disclosures. Due to this restriction, Placer Dome's "Inferred Mineral Resources" appear in a separate column and are not added to Placer Dome's measured and indicated mineral resources. However, this prohibition does not apply under the JORC Code and AurionGold adds its inferred mineral resources to its other categories of mineral resources. Therefore, care should be taken when comparing Placer Dome's mineral resources with AurionGold's total mineral resources.

Placer Dome's estimates of measured and indicated mineral resources do not include mineral reserves (CIM Definition). In contrast, AurionGold's estimates of measured and indicated mineral resources as set out in AurionGold's Summary Gold Resources and Summary Gold Reserves published tables do include that portion of the mineral resources which has been converted into ore reserves (JORC Definition). Because of the way in which AurionGold's mineral resources are presented it cannot be assumed that AurionGold's mineral resources (not including ore reserves) can be determined by deducting its stated ore reserves from its stated mineral resources (which incorporate its ore reserves). Therefore, care should be taken in comparing Placer Dome's measured and indicated mineral resources with AurionGold's measured and indicated mineral resources.

Under the TSX Standards, Placer Dome is not permitted to aggregate contained minerals from properties that are not in production with those that are in production. Therefore, Placer Dome reports its contained minerals at producing properties in a separate table to its contained minerals at its other properties. AurionGold is not subject to this requirement, and aggregates contained minerals from non-producing properties with properties in production. Therefore, care should be taken in comparing Placer Dome's contained minerals from its operating mines and other properties with AurionGold's contained minerals from all its properties.

Mineral Reserves[1][2]

The following table sets out Placer Dome's share as at 31 December 2001 of proven and probable[2] mineral reserves.

MINE BY METAL	PROVEN MINERAL RESERVES			PROBABLE MINERAL RESERVES			TOTAL			
	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Tonnes (000's)	Grade (g/t)	Contained oz (000's)	Recovery (%)[1]
GOLD										
Canada										
Campbell	931	17.6	526	1,010	15.9	517	1,941	16.7	1,043	94.5
Dome[7]	11,179	1.1	381	14,417	2.0	940	25,596	1.6	1,321	91.8
Musselwhite	6,954	5.7	1,281	1,820	4.8	280	8,774	5.6	1,561	95.0
United States										
Bald Mountain	8,737	1.0	272	-	-	-	8,737	1.0	272	70.0
Cortez [5][6]	44,690	1.7	2,397	59,350	1.4	2,596	104,040	1.5	4,993	80.5
Golden Sunlight	3,635	2.0	231	24	2.7	2	3,659	2.0	233	80.0
Australia										
Granny Smith [5]	3,607	1.2	137	13,669	3.2	1,390	17,276	2.7	1,527	88.0
Osborne	6,889	1.0	225	2,244	0.9	68	9,133	1.0	293	77.5
Papua New Guinea										
Misima	9,379	0.9	262	-	-	-	9,379	0.9	262	88.8
Porgera [5]	24,059	3.4	2,652	5,172	3.9	643	29,231	3.5	3,295	76.0
South Africa										
South Deep [5]	6,968	8.2	1,838	100,165	8.4	27,018	107,133	8.4	28,856	97.5
Chile										
La Coipa	17,166	1.1	627	3,714	1.4	171	20,880	1.2	798	78.3
			10,829			33,625			44,454	
SILVER										
La Coipa	17,166	57.4	31,705	3,714	53.8	6,422	20,880	56.8	38,127	59.5
Misima	9,379	9.8	2,967	-	-	-	9,379	9.8	2,967	38.0
			34,672			6,422			41,094	
COPPER	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Recovery (%)[1]
Zaldivar [5]	181,892	0.686	2,751	408,954	0.626	5,642	590,846	0.644	8,393	70.0
Osborne	6,889	2.659	404	2,244	3.094	153	9,133	2.766	557	94.2
			3,155			5,795			8,950	

Rounding differences may occur.

Mineral Resources[3][4] (in addition to mineral reserves) - Properties in Production[4]

The following table sets out Placer Dome's share as at 31 December 2001 of measured, indicated and inferred[4] mineral resources (in addition to mineral reserves)[2]

MINE BY METAL	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED			INFERRED MINERAL RESOURCES		
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
GOLD												
Canada												
Campbell	1,055	22.3	757	1,259	10.1	408	2,314	15.7	1,165	5,239	9.80	1,651
Dome[7]	4,635	6.1	915	18,325	2.1	1,210	22,960	2.9	2,125	5,650	2.30	418
Musselwhite	1,713	7.6	420	374	11.9	143	2,087	8.4	563	984	5.20	164
United States												
Bald Mountain	41,576	1.6	2,093	-	-	-	41,576	1.6	2,093	-	-	-
Cortez [5][6]	15,999	1.6	804	25,678	1.2	1,030	41,677	1.4	1,834	6,691	1.00	212
Golden Sunlight	23,892	1.7	1,336	4,912	1.5	243	28,804	1.7	1,579	6,226	1.10	220
Getchell [8]	5,966	17.9	3,426	6,236	17.2	3,456	12,202	17.5	6,882	5,331	15.80	2,708
Australia												
Granny Smith [5]	-	-	-	16,216	2.5	1,278	16,216	2.5	1,278	16,891	3.60	1,955
Osborne	2,115	1.0	71	-	-	-	2,115	1.0	71	1,553	0.40	20
Papua New Guinea												
Misima	2,992	0.7	63	-	-	-	2,992	0.7	63	-	-	-
Porgera [5]	21,079	2.5	1,725	14,344	2.0	909	35,423	2.3	2,634	3,426	2.00	220
South Africa												
South Deep [5]	2,517	9.0	729	66,819	9.0	19,279	69,336	9.0	20,008	-	-	-
Latin America												
La Coipa	4,952	1.1	179	3,250	1.3	136	8,202	1.2	315	613	1.30	26
			12,518			**28,092**			**40,610**			**7,594**
SILVER												
La Coipa	4,952	45.4	7,227	3,250	28.6	2,988	8,202	38.7	10,215	613	29.6	583
Misima	2,992	7.0	673	-		-	2,992	7.0	673	-	-	-
			7,900			2,988			10,888			583

COPPER	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained Lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)	Tonnes (000's)	Grade (%)	Contained lbs (millions)
Zaldivar[5]	45,394	0.342	342	259,969	0.340	1,949	305,363	0.340	2,291	66,461	0.39	571
Osborne	2,115	3.597	168	-	-	-	2,115	3.597	168	1,553	3.38	116
			510			**1,949**			**2,459**			**687**

Rounding differences may occur.

Mineral Resources – Other Properties

The following table sets out Placer Dome's share as at 31 December 2001 of measured, indicated and inferred[4] mineral resources for properties other than producing properties.

OTHER PROPERTY BY	MEASURED MINERAL RESOURCES			INDICATED MINERAL RESOURCES			TOTAL MEASURED AND INDICATED			INFERRED MINERAL RESOURCES		
METAL	**Tonnes (000's)**	**Grade (g/t)**	**Contained oz. (000's)**	**Tonnes (000's)**	**Grade (g/t)**	**Contained Oz. (000's)**	**Tonnes (000's)**	**Grade (g/t)**	**Contained oz. (000's)**	**Tonnes (000's)**	**Grade (g/t)**	**Contained oz. (000's)**
GOLD												
Aldebaran[9][13]	103,400	0.75	2,493	464,500	0.7	10,454	567,900	0.71	12,963	87,300	0.63	1,768
Donlin Creek[10][13]	21,300	3.13	2,143	48,900	3.03	4,764	70,100	3.06	6,896	66,200	2.83	6,023
Mt. Milligan[11][13]	171,000	0.48	2,639	236,000	0.42	3,187	407,000	0.45	5,888	35,000	0.38	428
Pueblo Viejo[12][13]	-	-	-	159,500	3.28	16,820	159,500	3.28	16,820	51,800	2.86	4,763
			7,275			**35,225**			**42,567**			**12,982**
SILVER												
Pueblo Viejo[12]	-	-	-	159,500	20.2	103,584	159,500	20.2	103,584	51,800	9.9	16,487
			-			**103,584**			**103,584**			**16,487**
COPPER	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained Lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**	**Tonnes (000's)**	**Grade (%)**	**Contained lbs (millions)**
Aldebaran[9]	103,400	0.25	570	464,500	0.26	2,663	567,900	0.26	3,233	87,300	0.33	635
Mt. Milligan[11]	171,000	0.19	716	236,000	0.17	885	407,000	0.18	1,601	35,000	0.16	123
			1,286			**3,548**			**4,834**			**758**

Rounding differences may occur.

Notes to the Mineral Reserves and Mineral Resources Tables:

(1) Placer Dome's mineral reserves are estimated as at 31 December 2001 using an appropriate cut-off grade associated with an average long-term gold price of US$275 per ounce, silver price of US$5.25 per ounce and copper price of US$0.90 per pound (except at La Coipa Mine where a gold price of US$265 per ounce and silver price of US$4.65 per ounce were used). The estimates incorporate the current and/or expected mine plans and cost levels at each property. Recovery is stated as a percentage of contained ounces for gold and silver and contained pounds for copper. The qualified persons responsible for mineral reserve estimates are shown under note 13. Consistent with Placer Dome's normal mineral reserve estimation practices, independent data verification has not been performed.

(2) A "mineral reserve" is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. A "proven mineral reserve" is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A "probable mineral reserve" is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The above definitions of "mineral reserve", "proven mineral reserve" and "probable mineral reserve" conform to CIM definitions of those terms as at the effective date of estimation, as required by NI 43-101.

(3) These mineral resources are in addition to gold, silver and copper mineral reserves. The qualified persons responsible for mineral resource estimates are shown under note 13. Consistent with Placer Dome's normal mineral resource estimation practices, independent data verification has not been performed except in the case of certain exploration properties.

(4) A "mineral resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and samplings gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The above definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" conform to CIM definitions of those terms as at the

effective date of estimation, as required by NI 43-101. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5) Economic assumptions for selected properties in production: the cut-off grades for a particular property can vary depending on the various rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted below as a range for each property to reflect the variability of these parameters.

	MINERAL RESERVES	**MINERAL RESOURCES**
	Cut-off grade (g/t gold, % copper)	**Cut-off grade (g/t gold, % copper)**
Cortez	0.27 - 2.88 g/t	0.27 - 2.88 g/t
Granny Smith	0.60 -1.04 g/t	0.60 –1.04 g/t
Porgera	1.4 - 2.75 g/t	1.0 g/t
South Deep	4.0 - 6.0 g/t	5.0 g/t
Zaldivar	0.29-0.40%	0.2%

(6) There is currently a Notice of Appeal pending with the Interior Board of Appeals regarding the South Pipeline permit. The South Pipeline deposit accounts for 59% and 5% of the reported mineral reserves and mineral resources, respectively, of the Cortez Mine.

(5) Does not take into account changes to mineral reserve and mineral resource estimates that may result from the proposed Placer Dome/Kinross Gold Corporation joint venture. On 11 April 2002 Placer Dome announced the signing of a letter of understanding with Kinross Gold to form a joint venture that will combine the two companies' respective mining operations in the Porcupine camp in Ontario.

(6) Mining operations have been suspended since July 1999 and the property is under care and maintenance. Surface stockpiled ore is being sent for processing at Newmont Mining Corporation's nearby Twin Creeks Mine.

(7) As estimated by Placer Dome as at 31 December 2000 assuming 51% indirect ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under the terms of a shareholders agreement. The other indirect owners of the Aldebaran property are Bema Gold (24%) and Arizona Star (25%). In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 13), the estimate is relevant and reliable as at 31 December 2001 and was calculated using mineral resource categories that are substantially similar to the CIM definitions set out in note 4 above.

(8) As estimated by Placer Dome as at 31 December 2001 assuming 100% ownership by Placer Dome. In April 2001 Placer Dome granted NovaGold Resources Inc. an option to acquire a 70% interest in the Donlin Creek property. Placer Dome retains a back-in right to regain a 70% interest following earn-in by NovaGold.

(9) As estimated by Placer Dome as at 31 December 1998. In the opinion of the qualified person who prepared or supervised the preparation of the mineral resource estimate (see note 13), the estimate is relevant and reliable as at 31 December 2001 and was calculated using mineral resource categories that are substantially similar to the CIM definitions set out in note 4 above.

(10) As estimated by Placer Dome as at 31 December 2001. Placer Dome has since been awarded the exclusive rights to this project and is awaiting final approval from the Dominican Republic government to proceed.

(11) Each of the mineral reserve and mineral resource estimates shown above were prepared by or under the supervision of a "qualified person", as that term is defined in NI 43-101, and those persons are listed below. All named persons are, or were at the time the estimates were prepared employees of Placer Dome unless otherwise indicated. In estimating the applicable mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods, appropriate for each particular property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates.

	MINERAL RESERVES		MINERAL RESOURCES	
BY PROPERTY	**Name**	**Title**	**Name**	**Title**
Campbell	Raymond Swanson	Senior Production Geologist	Dan Gagnon	Chief Geologist
Dome	Stephen Taylor	Long Term Planning Engineer	Mort Shannon	Chief Geologist
Musselwhite	Rob Usher	Chief Engineer	Andrew Cheatle	Chief Geologist
Bald Mountain	Elias Dib	Mine Engineer	Elias Dib	Mine Engineer
Cortez	Britt Buhl	Chief Mine Engineer	Britt Buhl	Chief Mine Engineer
Golden Sunlight	Paul Buckley	Chief Mine Engineer	Paul Buckley	Chief Mine Engineer
Getchell	-	-	John Porterfield	Chief Geologist
Granny Smith	Geoff Fenton	Mine Superintendent	Malcolm Titley	Senior Mine Geologist
Osborne	Jeff Brown	Mine Engineering Team Leader	Philip Agnew	Senior Geologist
Misima	Trevor Jones	Independent Consultant	Trevor Jones	Independent Consultant
Porgera	John Butterworth	Senior Open Pit Engineer	Anthony Burgess	Senior Resource Geologist
South Deep	Pierre Fourie	Independent Consultant	Deon Van Der Heever	Independent Consultant
La Coipa	Juan Ochoa Andres Guaringa	Chief Engineer Mine Engineer	Mauricio Rubio	Geologist
Zaldívar	Eduardo Jofre	Chief Mining Engineer	Jorge Aceituno	Chief Geologist
Aldebaran	N/A		Marc Jutras	Senior Mining Engineer/ Geostatistician
Donlin Creek	N/A		Marc Jutras	Senior Mining Engineer/ Geostatistician
Mt. Milligan	N/A		Robert Pease	General Manager, Exploration Projects
Pueblo Viejo	N/A		Chris Keech	Senior Geologist/ Geostatistician

###

ANNEXURE 2 - Analysts' Presentation


PDG

Placer Dome + AurionGold

A Compelling Combination


goldstory
PDG

Cautionary Statement

- This webcast and conference call does not constitute an offer to sell or a solicitation of an offer to purchase any of the Placer Dome securities described herein, which offer or solicitation shall be made only pursuant to the Bidder's Statement and the accompanying Offer contained therein. The offer of Placer Dome securities described herein will be made within the United States pursuant to applicable exemptions from the registration requirements of the United States securities laws.

- Placer Dome has applied to securities regulatory authorities in Canada for orders exempting the offers from certain of the disclosure and other takeover bid requirements of the applicable securities laws in Canada. Until these exemptive orders are received, no acceptances from AurionGold shareholders with Canadian addresses or who are in Canada will be made or solicited by or on behalf of Placer Dome.

- This webcast and conference call contains a number of forward looking statements addressing future events and conditions and therefore involves inherent risks and uncertainties. Actual results could differ materially by reason of a number of factors or events.



Placer Dome + AurionGold

- Compelling, strategic transaction
- Logical combination of both companies



PDG Placer Dome + AurionGold

A Compelling, Logical Transaction for AurionGold and its Shareholders:

- Attractive premium
- Investment in highly liquid stock globally with significant upside
- Access to a North American multiple
- Benefits from streamlining key JV interests
- Financial strength
- Growth opportunities



PDG

Placer Dome + AurionGold

Shareholder Endorsement:

- Harmony has entered into a pre-acceptance agreement for all of its 9.8% interest in AurionGold (subject to certain conditions)

- "*Placer Dome is by far the logical owner of AurionGold … the terms of the offer are attractive and we look forward to becoming a Placer Dome shareholder.*" Bernard Swanepoel, Chief Executive of Harmony



PDG Placer Dome + AurionGold

Placer Dome Overview:

- Quality assets world-wide

- Increased commitment to Australian region



PDG Placer Dome + AurionGold

A Compelling, Logical Transaction for Placer Dome:

- Directly on Placer Dome's gold strategy
  - Logical extension of Placer Dome's asset optimisation strategy
  - Consolidates current JV properties

- Strengthens position in one of the world's best endowed regions
  - Adds attractive exploration ground package


PDG
Placer Dome + AurionGold

A Compelling, Logical Transaction for Placer Dome:

- Benefit and value creation is significant
  - Transaction is expected to be accretive
  - 5th largest gold producer, 17 operating mines located across major gold regions
  - Pro forma production profile grows from approximately 2.5 million ounces to 3.5 million ounces per annum
    - adds 1 million ounces of production annually



PDG Placer Dome + AurionGold

A Compelling, Logical Transaction for Placer Dome:

- Benefit and value creation is significant (cont'd)
  - Diversified geopolitical risk profile
  - Significant resources and reserves
  - Expected synergies of post-tax US$25 million per annum
  - Enhanced financial flexibility to compete for new world-class growth opportunities



PDG Placer Dome + AurionGold

Transaction Summary:

- 17.5 Placer Dome shares per 100 AurionGold shares
  - Implied value A$4.51 per AurionGold share
  - Values AurionGold at US$1.1 billion or A$2.0 billion
- Subject to conditions including
  - 50.1% minimum acceptance
  - Foreign Investment Review Board approval
- Offer scheduled to open in mid-June and to be open for a minimum of 1 month

32



PDG Placer Dome + AurionGold

Global Asset and Exploration Portfolio:

Placer Dome Global Operations



Campbell Mine
MusselWhite Mine
Vancouver
Reno
Dome Mine
Golden Sunlight Mine
Getchell Mine
Bald Mountain Mine
Cortez Mine
Porgera Mine
Misima Mine
Mwanza
Jakarta
Zaldivar Mine
La Coipa Mine
Santiago
Granny Smith Mine
Johannesburg
Perth
Brisbane
South Deep Mine
Osborne Mine
Placer Dome Mines
Placer Dome Exploration Projects

PDG

A Compelling Transaction

Additional Background Material

PDG

World's Fifth Largest Gold Producer


Production of Major Gold Companies
(Year to 31 December 2001)
Gold Produced (m oz)
10
8
6
4
2
0
Newmont
Barrick
AngloGold
GoldFields
Placer Dome (Merged Group)
Harmony
Ashanti
AurionGold
Newcrest

Placer Dome will consolidate its position as a leading global gold company

Note: Includes pro forma production from mines acquired since 1 January 2001

PDG

Impact on Production


Production
Placer Dome
AurionGold
Gold Produced (m oz)
4
3
2
1
0
1999A
2000A
2001A
2002F

- Placer Dome will remain one of the lowest cost producers in the industry, with pro forma cash costs in 2001 of US$175/oz

3.5 million ounces of production per year

Note: Pro forma forecast production and cash cash costs for Placer is based on the year to 31 December 2002 and for AurionGold is based on the year to 30 June 2002

PDG

Impact on Reserves

Reserves
(as at 31 December 2001)


Placer Dome
AurionGold
Reserves (m oz)
60
50
40
30
20
10
0
44.5
50.6
Placer Dome
Merged Group

Reserves increased to over 50 million ounces

Note: Placer Dome's mineral resources tables and important related information is contained in Placer Dome's press release (dated 27 May 2002)

PDG

A Compelling Combination

- Consolidating JV ownership – Placer Dome will become
  - 100% owner of the Granny Smith mine in Australia
  - 75% owner and operator of the Porgera mine in PNG
- Better use of capital and exploration funds

	Expected annual post-tax synergies
Corporate G & A	US$6m
Exploration	US$6m
Other	US$13m
Total (post-tax)	US$25m

US$25 million annual post-tax synergies

PDG

Impact on Balance Sheet

Balance Sheet (31 December 2001)

	Placer Dome	AurionGold	Merged Group
Cash (US$m)	439	25	464
Total Debt (US$m)	809	125	934
Equity (US$m)	1343	305	2458
Gearing*	22%	25%	16%

** Net Debt / (Net Debt plus Book Value of Equity)*

- Placer Dome retains financial flexibility to effectively compete globally for new world-class growth opportunities and to develop existing and new operations
- Placer Dome's debt is all held through public instruments maturing periodically over the next 43 years

Balance sheet strength to pursue growth

PDG

Impact on Global Liquidity


Liquidity of Major Gold Stocks
(Total Value Traded - all exchanges - 12 months to 24 May 2002)
Value (US$ billions)
25
20
15
10
5
0
Newmont
Barrick
Placer Dome
AngloGold
Harmony
Gold Fields
AurionGold

Highly liquid scrip globally

Impact on Geopolitical Profile

Placer Dome Gold Production
(Year to 31 December 2001)


United States
37%
Australia
13%
PNG
19%
South Africa
6%
Chile
2%
Canada
23%

Merged Group Gold Production
(Year to 31 December 2001)


United States
27%
Australia
32%
PNG
18%
South Africa
4%
Chile
2%
Canada
17%

Diversified production base